FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 4, 2005

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 1430 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

Current Technology Retains Anchorage Capital Partners Limited of London, England as a Corporate Finance and Investment Advisor

VANCOUVER, British Columbia, October 4, 2005 /--The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the "Company") has retained Anchorage Capital Partners Limited of London, England ("ACP"/ http://www.anchorage-capital.com ) as Corporate Finance and Investment Advisor.

To enhance shareholder value, the Company intends to take the following steps:
1.   form a wholly owned subsidiary based in the United Kingdom (the "Subsidiary");
2.   the Company to grant the Subsidiary the exclusive right to manufacture, market and sell its proprietary TrichoGenesis technology in Europe and the Middle East;
3.   ACP to raise up to US$5 million of private equity from institutional investors and/or high net worth individuals located outside the United States on a best efforts basis (the “Financing”);
4.   post-Financing, Current Technology to maintain a majority ownership position in the Subsidiary; and
5.   subject to market conditions and corporate performance, the Subsidiary to seek a listing on the London Stock Exchange's AIM market.  ("The most successful growth market in the world", according to AIM literature).

Proceeds of the Financing will be used to:
A.   create a lean headquarters operation in the United Kingdom;
B.   implement an aggressive marketing and sales strategy throughout Europe and the Middle East;
C.   manufacture Subsidiary-owned TrichoGenesis units for placement on a 50/50 revenue sharing basis in strategic high volume locations throughout the region; and
D.   seek United States Food and Drug Administration ("FDA") approval for the use of ElectroTrichoGenesis as a medical device for the treatment of chemotherapy induced hair loss and/or alopecia areata. The Company can not predict either if or when such approval may be obtained. However, if FDA approval is obtained, it is the intention of the parties that the Company and its Subsidiary will market ElectroTrichoGenesis in the United States on a 50/50 joint venture basis.

"Placing Subsidiary-owned units on a revenue sharing basis should increase both the speed with which units are delivered to operators and the amount of profit generated by each unit," states Company CEO Robert Kramer. "Our proprietary communication technology allows us to monitor TrichoGenesis units anywhere in the world, providing the opportunity for a revenue sharing model. Completion of this Financing should give us the opportunity to become equal partners with unit operators, substantially increasing shareholder value."

"We hope to develop a long-term relationship with ACP", continues Kramer. "Our agreement calls for Mr. Thomas Byrne to take a seat on the Subsidiary's Board of Directors and also provides compensation to ACP for any business it brings to the table. ACP has already identified a number of spa/salon/health club chains in the U.K., with the view to introducing our product to them even before the Financing is completed."

Mr. Thomas R. Byrne, ACP co-founder and Managing Director, will lead the corporate financing transaction. Mr. Byrne has been directly involved in structuring, advising and distributing global private equity deals over his 24 year career in the financial markets. His private equity background has brought him particular experience in Medical Technology, Biotechnology and Nano-Technology. He focuses on developing innovative financing strategies which fit strategically to each engagement. For example, he developed a leasing strategy for a gaming company which raised more than 50 million Pounds Sterling, allowing it to manufacture and place its gaming equipment without giving up significant equity. The gaming company recently completed a very successful IPO on the London Stock Exchange. He is presently working on a 15 million Pounds Sterling private equity raise for a new premium class only trans-Atlantic airline. Mr. Byrne has actively participated in a number of private equity deals over the past eight years which successfully raised over US$250 million.

"We are excited to have the opportunity to work with Current Technology and to help them gain a prominent position in Europe and the Middle East as a hair loss solution provider" states Mr. Byrne.  "We are particularly enthusiastic to assist them in launching their new profit sharing business model, which in our view will allow them to introduce their technology at a much greater pace thus implementing their growth strategy and achieving aggressive goals.  We look forward to a long and successful relationship with Current Technology Corporation."

The Company has paid ACP a retainer of 300,000 shares. The dollar amount of the retainer will be applied against total fees paid.

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

Except for historical information, the matters discussed in this news release may be considered “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  Such statements include declarations regarding the intent, belief or current expectations of the Company and its management.  Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could materially affect actual results.  The Company disclaims any obligations to update any forward-looking statement as a result of developments occurring after the date of this news release.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com

NEWS RELEASE

New York and New Jersey Distributors Working Cooperatively:
High End Salons and Spas Featuring CosmeticTrichoGenesis

VANCOUVER, British Columbia, October 3, 2005 --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the “Company”) reports the distributors for New York and New Jersey are working in a cooperative manner to place CTG (CosmeticTrichoGenesis) Mark 5 units in heavy traffic beauty salons/spas in Metro New York. The distributors are moving CTGs into a number of high profile mall and stand alone locations in New York and New Jersey and have advised the Company they will be purchasing new CTG Mark 5s from the units being produced in the most recent round of manufacturing announced July 28, 2005. To speed up the product placement cycle, the distributors have retained the services of independent "reps" possessing an intimate knowledge of the salon/spa space.

Commenting on activities to date, Morris Westfried, MD, Board Certified Dermatologist and president of New York Hair Loss Centers, LLC,  the Company's distributor, states "My initial strategy was to create a focal point for product and media awareness in Manhatten which is why I choose a location on West 57th Street. This year, I've observed successful results in both males and females in diverse age groups. That location has served its purpose, and the objective now is to place units in high traffic salon/spa locations where people go for hair related services."

 “There is always a learning curve at the front end of any new product introduction,” states New Jersey distributor David Fain “and I believe that is now behind us. It’s a bit frustrating at the beginning, but the pace has increased dramatically over the last month or so. We are delivering a number of units to excellent locations in New Jersey which should set the stage for significant growth. The future looks very bright for CosmeticTrichoGenesis.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com

NEWS RELEASE

 Current Technology Corporation Grants Interim Distribution Rights:
New States to Come Online

VANCOUVER, British Columbia, September 29, 2005 / --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (“CTC”) has granted interim distribution rights for its proprietary CTG (CosmeticTrichoGenesis) Mark 5 to p6, Inc. (“p6”) based in Media, Pennsylvania.  p6 has paid deposits on three units which will be shipped to beauty salons/spas along the Washington D.C.- Philadelphia, PA corridor.  The interim distribution rights will provide p6 the opportunity to conduct a pilot program and a market evaluation of the CTG Mark 5.

p6 is a Pennsylvania Corporation formed to market and distribute the CTG Mark 5 units in the United States.  The executives of p6 come from an entrepreneurial and spirited group of ex-corporate executives who pride themselves on having the energy, enthusiasm and passion necessary to drive a start-up organization and/or product into the marketplace.

“The experience, reputation and relationships that the executives of p6 have built up during their previous careers will assist in catapulting CTC and its product, CosmeticTrichoGenesis, into the United States market.  The states within their Territory were carefully chosen to ensure that the geographical sphere of influence amongst the p6 executives remains intact”, states p6 President and CEO Tod Bettenhausen.  Mr. Bettenhausen is a former senior executive with Crown Castle International (NYSE:CCI) and part owner of e6 Product Marketing, a product marketing company directed at the TV retail market serving entrepreneurs who have innovative products to be sold through QVC.

In addition to Mr. Bettenhausen, key management of p6 includes Thomas J. Castaldi, Executive Vice President – Sales and Distribution and David R. Jungers, Executive Vice President – Process and Technology.    Mr. Castaldi is a senior executive with over 20 years experience in the wholesale marketing and distribution of financial services products and is also part owner of e6 Product Marketing.  Mr. Jungers most recently worked for IBM Business Consulting Services (formerly PricewaterhouseCoopers Consulting) and GE Information Services.  He has consulted to a variety of companies in different industries including:  Verizon, Sprint, Bank of America, IBM, Wellmark (Blue Cross Blue Shield), INVENSYS, TSYS, US Postal Service, US Department of Homeland Security, and the US Airforce Material Command.

It is the intention of the parties to complete a definitive Exclusive Distribution Agreement (“EDA”) by October 31, 2005, such agreement to be effective on or before March 16, 2006 at or near the end of the pilot program and market evaluation.

The EDA will include the territory consisting of:  Massachusetts, Rhode Island, Connecticut, Pennsylvania, Ohio, Delaware, Maryland, Washington D.C., Virginia and West Virginia, and New York (excluding New York City and the counties of Rockland, Westchester, Nassau and Suffolk).

“We are very impressed with the business acumen, drive and enthusiasm of the principals of p6”, states Company CEO Robert Kramer.  “We are obviously pleased to see CTG’s footprint expand, but more importantly, believe the business relationship with p6 will form a significant part of the foundation for future growth in the United States.”

On another topic, Kramer continues, “we have elected not to renew Peter Laitmon’s consulting agreement which expired this month.  Both the BeautyFirst/Strategic Laser & Med Spa and p6 agreements were initiated and completed at the head office level.  We will continue to operate in a similar manner, until it becomes appropriate to bring someone on full time, rather than in a consulting capacity.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

MEDIA
Nancy Trent/Walter Sperr
Trent & Company, Inc.
594 Broadway – Suite 901
New York, NY 10012
212-966-0024
www.trentandcompany.com